Exhibit 99.1

ELONG ANNOUNCES SHAREHOLDER VOTE TO APPROVE GOING PRIVATE TRANSACTION

BEIJING, May 30, 2016 /PRNewswire/ — eLong, Inc. (“eLong” or the “Company”) (NASDAQ: LONG), a leading mobile and online travel service provider in China, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger (the “merger agreement”) dated February 4, 2016 and amended on April 1, 2016 by and among China E-dragon Holdings Limited (“Parent”), China E-dragon Mergersub Limited (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company as a wholly-owned subsidiary of Parent after the merger (the “merger”), and to authorize and approve any and all transactions contemplated by the merger agreement, including the merger.

Immediately after the completion of the merger, Parent will be beneficially owned by (i) TCH Sapphire Limited, an affiliate of Tencent Holdings Limited, (ii) C-Travel International Limited, an affiliate of Ctrip.com International, Ltd., (iii) Ocean Imagination L.P., (iv) Luxuriant Holdings Limited, (v) Seagull Limited, (vi) Oasis Limited, an entity controlled by Mr. Hao Jiang, the Chief Executive Officer of the Company, and (vii) Mr. Rong Zhou, the Chief Operating Officer of the Company.

Approximately 76.215% of the Company’s total outstanding voting ordinary shares, each of which is entitled to one vote, and all of the Company’s outstanding high-vote ordinary shares, each of which is entitled to fifteen votes, representing approximately 98.183% of the total voting power of the Company, voted in person or by proxy at today’s extraordinary general meeting. Of the voting power represented by these ordinary shares and high-vote ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 99.998% were voted in favor of the proposal to authorize and approve the merger agreement and any and all transactions contemplated by the merger agreement, including the merger. A two-thirds majority of the voting power represented by the ordinary shares of the Company present and voting in person or by proxy at the extraordinary general meeting was required for approval of the merger. The parties currently expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the merger agreement. Upon completion of the merger, the Company will become a privately held company and its American depositary shares, each representing two ordinary shares designated as “ordinary shares” of the Company, par value US$0.01 per share, will no longer be listed on any stock exchange, including the NASDAQ Global Select Market.

About eLong

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accommodations reservations in China. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications, websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews.

Safe Harbor Statement

Any statements in this announcement about prospective performance and plans for the Company, the expected timing to completion of the proposed merger and the ability to complete the proposed merger, and any other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions, other than historical facts, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements.

In addition, the forward-looking statements included in this announcement represent our views as of the date hereof. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date hereof.

Contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570